FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of December, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

An indicative announcement regarding the status of implementation of the subscription through private placement of the new shares in SEI by Huaneng Power International, Inc. (the “Registrant”), made by the Registrant in English on December 19, 2007.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Overseas Regulatory Announcement
Indicative announcement regarding the status of implementation of the subscription through private placement of the new shares in SEI

This announcement is made Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

On 4 December 2006, the fifth session of the board of directors of the Company resolved unanimously in writing the resolutions “The listing plan of Shenzhen Energy Group Limited Company”, “The subscription of the shares of SEI at its new issue by way of cash” and “Authorisation to the directors of the Company to handle and implement the above-mentioned resolutions and any matters ancillary thereto”. The resolutions of the board of directors were published on China Securities Journal and Shanghai Securities News on 5 December 2006. Pursuant to the relevant arrangement, the Company shall subscribe for, through private placement, an aggregate of not more than 200,000,000 new shares in Shenzhen Energy Investment Co., Ltd. (“SEI”) at its new issue at the price of RMB7.6 each by way of cash (the “Subscription”).

The Subscription and the relevant arrangement had been approved by the China Securities Regulatory Commission in September 2007. The Company had paid to SEI a sum of RMB 1,520 million for subscribing for, through private placement, the new issue of 200,000,000 shares. The paid shares, through registration at the China Securities Registration and Clearing Limited Company, were registered in the Company’s name on 6 December 2007, and would be listed on the Shenzhen Stock Exchange on 20 December 2007.

Upon completion of the Subscription, the Company shall be directly holding 200,000,000 shares in SEI. Based on the aggregate number of the shares issued by SEI as at 6 December 2007, the shareholding percentage held by the Company, upon completion of the Subscription, shall be approximately 9.08%. The lock-up period of the said shares, through private placement, shall be for a period of 36 months after their issuance, i.e. from 6 December 2007 to 5 December 2010.

The Subscription does not constitute transactions under Chapter 14 and Chapter 14A of the Listing Rules.

By Order of the Board Huang Jian Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent Non-executive Director)
Xia Donglin
(Independent Non-executive Director)
Liu Jipeng
(Independent Non-executive Director)
Wu Yusheng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)

Beijing, the PRC
19 December 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

	By	/s/ Huang Jian

	Name:	Huang Jian
	Title:	Company Secretary

Date: December 19, 2007